October 3, 2013	Renee E. Laws (617) 235-4975 renee.laws@ropesgray.com

VIA EDGAR

Mr. Chad Eskildsen

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Managers Funds (Registration Nos. 002-84012 and 811-03752)

Dear Mr. Eskildsen:

I am writing on behalf of The Managers Funds (the “Trust”) to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the December 31, 2012 annual report to shareholders (the “Annual Report”) filed under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-CSR on March 11, 2013 for Managers Global Income Opportunity Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comment. The Staff’s comment and the Trust’s response are set forth below.

1. Comment: Please explain supplementally the significance of the table setting forth the breakdown of the Fund’s investments by country (the “Country Table”) under “Notes to Schedule of Portfolio Investments” on page 11 of the Annual Report, including how the Country Table relates to the table setting forth the Fund’s portfolio breakdown (the “Portfolio Breakdown Table”) under “Fund Snapshots” on page 5 of the Annual Report. The Country Table indicates that 86.1% of the Fund’s portfolio was invested in United States investments on December 1, 2012, while the Portfolio Breakdown Table indicates that 43.6% of the Fund’s portfolio was invested in Foreign Government and Agency Obligations on December 31, 2012.

Response: The Country Table is intended to be a presentation of the Fund’s schedule of portfolio investments, broken out by country. The Country Table that was included in the Annual Report, however, reflected incorrect data for the Fund, and, therefore, was inconsistent with the country allocations set forth in the Portfolio Breakdown Table. The Trust notes that this discrepancy was unintentional and has been corrected in the Fund’s June 30, 2013 semi-annual report to shareholders filed under the 1940 Act on Form N-CSRS on September 4, 2013.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc :	Michael Ponder, Esq., Managers Investment Group LLC
Gregory C. Davis, Esq.
Rajib Chanda, Esq.